FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 5, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 5, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces initial drill results from the Baja IOCG Project, Baja California State, Mexico.

Item 5.	Full Description of Material Change

The Issuer announces the initial assay results from the Baja IOCG Project, Baja California State, Mexico.

Previous grassroots exploration of the approximately 500 x 40 km Cretaceous Belt by the Issuer’s exploration partner Anglo American de Mexico, S.A. de C.V. (Anglo American), resulted in the staking of 2,000 km2 (+200,000 ha) deemed prospective for Iron Oxide Copper Gold (IOCG) mineralization centred on the San Fernando Property in Central Baja California State.

To date, nineteen diamond drill holes have been completed on three targets over a strike distance of 38 km: fourteen drill holes at San Fernando, three at Picale and two at Amargosa (20 km southwest and 38 km south of San Fernando, respectively).

In summary, all drill holes contain intense (texture destructive) IOCG alteration with associated visible copper mineralization (chalcopyrite) that varies from trace amounts to significant accumulations (+20 m).  The results indicate that this newly discovered district displays all of the key criteria necessary to form a large copper (Cu) bearing IOCG deposit:

  All boreholes drilled to date (over 38 km strike) intersected copper mineralization (varying from trace to potentially economic concentrations).
  The presence of both large brittle and ductile structures – the Santa Catarina Fault Zone at Amargosa, the Esmeralda Fault Zone at Picale and the North Fault at San Fernando.
  Areas of extensive potassic alteration; at least 7 km2 at San Fernando; approximately 6 km2 at Picale and southeast Amargosa area where the alteration is spatially associated with a multiple Cu stream sediment anomalies.
  Thick permissive (permeable) host unit ‘capped’ by less permeable upper and lower flow units.

San Fernando

Initial drilling, predominantly geophysically focused (combined magnetic – chargeability ± gravity anomalies), resulted in the intersection of thick intervals of ‘barren’ IOCG magnetite – sodic – pyrite mineralization (drill holes 05-SF-01 to -03).  The most recent drill holes targeted more subtle geophysical anomalies associated with potassic alteration and resulted in the intersection of significant copper mineralization in the northwest quadrant of the target zone (diamond drill holes 05-SF-05, and -09).

The copper (chalcopyrite) mineralization is intimately related to pervasive potassic alteration (biotite and orthoclase) as is seen at other large copper bearing systems (for example, Candelaria in Chile).  Detailed borehole logging, supplemented by petrographic studies, demonstrates that at least three phases of copper-bearing potassic alteration are present.  Chalcopyrite mineralization occurs as both en-echelon and sheeted veinlets in addition to fine disseminations, suggesting that the property is prospective for both vein and disseminated-type IOCG mineralization.  See attached pictures for details.

Mineralization remains open in all directions.  Specifically to the west (where potassic alteration has been mapped for a minimum of 2.5 km from the westernmost drill hole, 05-SF-05, and remains open); to the south, where it extends approximately 1 km south (dips below younger cover sequences); to the east (approx. 600-800 m), along the northern faulted contact of the magnetic anomaly; and at depth (drill hole 05-SF-08 finished at 438m in pervasive potassic alteration containing disseminated pyrite and chalcopyrite mineralization).

Picale

Detailed mapping by Anglo American outlined a hydrothermal system of approximately 20 km2 containing in excess of 20 copper showings over approximately 9 km of strike length and 300 m of section.

Three geological drill holes were completed to test down dip extensions of outcropping IOCG mineralization: All three drill holes encountered copper mineralization.  Significantly drill hole 05-PC-03 intersected 4.24 m (4.18 m true thickness) of flat lying massive magnetite – chalcopyrite mineralization grading 5.54% Cu and 0.56 g/t Au.  The drill hole was collared 400 m northwest of the leading edge of the main magnetite manto (which outcrops over 6 km strike length).  Mineralization remains open to the north (approx. 600 m), southwest (approx. 2 km) and west (approx. 1000 m).

Summary of Assay Results

To date, assay results have been received for six diamond drill holes from San Fernando (Holes 05-SF-01, - 02, -04, -05, -08 and -09) and one hole from Picale (05-PC-03).  These holes were preferentially sampled due to their geological significance.  See appended summary geological map for locations of San Fernando boreholes.

Highlights include:

Borehole	From (m)	To (m)	Interval (m)	Grade
05-SF-01	80	98	18	0.54% Cu & 0.06 g/t Au
05-SF-02	140	160	20	0.17% Cu & 0.02 g/t Au
05-SF-04	356	372	16	0.2 % Cu & 0.04 g/t Au
05-SF-05	104.45	128.5	24.05	0.37% Cu & 0.02 g/t Au
	248	279	31	0.96% Cu & 0.07 g/t Au
05-SF-08	274.5	343	68.5	0.23% Cu & 0.03 g/t Au
05-SF-09	133	179.8	46.8	0.74% Cu & 0.06 g/t Au
05-PC-03	58	62.24	4.24	5.54% Cu & 0.56 g/t Au

Ongoing Work Programs

Future work at San Fernando will consist of a 3D Induced Polarization (IP) survey, structural mapping and re-targeting prior to additional drill testing.  At Picale, the Issuer will carry out a program of ground geophysics (there have been no prior geophysical surveys in this area), followed by additional diamond drilling to test the target zone.  This next phase of the exploration program is expected to start in early February 2006.  All required permits for the planned exploration programs are in place.

Under its joint venture agreement with Anglo American, the Company has the right to increase its retained interest to 49% by spending not less than USD 1,400,000 (of which USD 500,000 is required to be incurred on or before June 30, 2006) – see press release of July 5, 2005.

Although the Issuer is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Qualified Person and Quality Control/Quality Assurance

The initial work program at San Fernando was designed and implemented by Anglo American.  The Issuer’s consulting geologist, Gary D. Belik, P. Geo., is supervising all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

January 5, 2006